UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 18)*


                      ANANGEL AMERICAN SHIPHOLDINGS LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             CLASS A ORDINARY SHARES
                       CLASS A ORDINARY SHARES REPRESENTED
                         BY AMERICAN DEPOSITORY RECEIPTS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03253500
         --------------------------------------------------------------
                                 (CUSIP Number)

                              JOHN F. FRITTS, ESQ.
                                 100 MAIDEN LANE
                               NEW YORK, NY 10038
                                 (212) 504-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   MAY 3, 2001
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].




-----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------
CUSIP NO. 03253500
----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ANGELICOUSSIS SHIPHOLDING GROUP LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                            0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY               0
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING                0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------
CUSIP NO. 03253500
----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PAM HOLDING & TRUST LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     LIBERIA
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY               7,208,547
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                            7,208,547
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,208,547
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             61.36%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------
CUSIP NO. 03253500
----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           MARIA A. ANGELICOUSSIS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     GREECE
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY               7,208,547
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                            7,208,547
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,208,547
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             61.36%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------
CUSIP NO. 03253500
----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ANANGEL INTEGRITY COMPANIA NAVIERA S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     PANAMA
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY               7,208,547
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                            7,208,547
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,208,547
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions) [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             61.36%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

             CO
--------------------------------------------------------------------------------

            This Amendment No. 18 (this "Amendment") to the initial statement on
Schedule 13D dated December 21, 1989 (the "Schedule 13D"), relating to the Class A ordinary shares, nominal value US$1.00 each (the "Class A Shares"), of Anangel-American Shipholdings Limited, a Cayman Islands company ( the "Company"), amends and supplements the Schedule 13D and Amendments No. 1 through 17 thereto to include the information set forth herein. Capitalized terms used herein have the meanings set forth in the Schedule 13D as amended.

ITEM 1      SECURITY AND ISSUER

            This statement relates to the Class A Shares of the Company which are listed on the Luxembourg Stock Exchange and the Company's American Depositary Receipts ("ADRs") which are traded on the NASDAQ National Market. Each ADR represents one American Depositary Share ("ADS"), which ADSs are registered under Section 12 of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Each ADS represents one Class A Share. The Company's Class B ordinary shares (the "Class B Shares") are not listed or traded on any securities exchange. Each holder of Class B Shares is entitled, upon 30 days' prior written notice, to convert, on a share-for-share basis, up to such proportion of the holder's Class B Shares as is equal to the proportion which the number of Class B Shares held by the holder bears to the total number of Class B Shares outstanding, provided that, after giving affect to such conversion, the number of remaining Class B Shares outstanding will not constitute less than 51 percent of the aggregate number of Class A and Class B Shares outstanding. Class B Shares convertible into Class A Shares within 60 days are hereinafter referred to as "Convertible Class B Shares."

            The principal executive offices of the Company are located at Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece.

ITEM 2      IDENTITY AND BACKGROUND

            This Amendment is being filed by (a) Angelicoussis Shipholding Group Limited, a Bermuda corporation ("ASGL"), (b) Pam Holding & Trust Limited, a Liberia corporation (individually, "Pam Holding" and collectively, with its subsidiaries, the "Angelicoussis Group"), (c) Maria A. Angelicoussis, a Greek citizen, who controls all of the outstanding shares of capital stock of Pam Holding, and (d) Anangel Integrity Compania Naviera S.A., a Panama company and majority owned subsidiary of Pam Holding ("Integrity"). ASGL, Pam Holding, Mrs. Angelicoussis and Integrity are herein referred to collectively as the "Reporting Persons." The Amendment reports the effect that certain recent transactions effected by ASGL, Pam Holding and Integrity have had on the Reporting Persons' beneficial ownership of the Company's Class A Shares.

            The principal business of ASGL is to act as the holding company of subsidiaries engaged in the business of acquiring and operating ocean-going dry cargo vessels. ASGL's principal business address is Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece. The officers and directors of ASGL, their principal occupations, business addresses and citizenship are set forth in Schedule A hereto.

            The principal business of Pam Holding is to act as the holding company of Integrity. Pam Holding's principal business address is Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece. The officers and directors of Pam Holding, their principal occupations, business addresses and citizenship are set forth in Schedule B hereto.

            This principal occupation of Maria A. Angelicoussis is to be a director and the president of Pam Holding. Mrs. Angelicoussis' business address is Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece.

            The principal business of Integrity is to hold shares of the Company. Integrity's principal business address is Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece. The officers and directors of Integrity, their principal occupations, business addresses and citizenship are set forth in Schedule C hereto.

            Neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons named in Schedules A, B or C attached hereto (the "Related Persons"), has, during the last five years (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Funds totaling US$34,753,314 were required for (i) Integrity's purchase of 3,347,792 Class A Shares from ASGL; (ii) Integrity's purchase of 640,531 Class A Shares from interests represented by Anna Kanellakis and her husband, Christos Kanellakis (the "Kanellakis family interests") and (iii) Integrity's purchase of 130,000 Class A Shares from Devereux Investments Corporation ("Devereux").

            All such funds were provided from the working capital of the Angelicoussis Group.

ITEM 4      PURPOSE OF TRANSACTION

            Integrity effected the purchase of the Class A Shares from ASGL and the Kanellakis family interests in order to avoid any possible future conflicts of interest with the Company caused by the growing direct involvement in shipping by the Kanellakis family interests. Additionally, the transactions, including the purchase of Class A Shares from Devereux, were effected to consolidate the shares of the Company held by the Angelicoussis Group.

            According to the Company's annual report filed on Form 20-F on June 28, 2001, companies that may be indirectly owned or controlled by the Kanellakis family interests operated three Capesize and six Panamax vessels and have a further three Panamax vessels of approximately 75,000 deadweight tonnes each on order from shipyards. As the Company's previously stated decision to focus its dry cargo operations on energy related transportation necessarily entails that its fleet will be concentrated on the same type of vessels, the potential for future conflicts of interest became increasingly apparent. In order to avoid this, the Kanellakis family interests and the Reporting Persons agreed that their respective interests in the Company should be re-organized so that the Kanellakis family interests' involvement in the Company would cease.

            In addition to their direct involvement in shipping, Anna and Christos Kanellakis are also directors and officers of ASGL. As a consequence, ownership of Integrity was transferred from ASGL, and Integrity acquired any shares in the Company owned by ASGL and the Kanellakis family interests directly.

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            (a) A total of 11,747,188 Class A Shares (the "Outstanding Shares"), including 1334 Convertible Class B Shares as required by Rule 13d-3(d), were outstanding as of the date hereof based on information obtained from the Company. As a result of the transactions described herein, Pam Holding owns beneficially a total of 7,208,547 Class A Shares, including 1334 Convertible Class B Shares as required by Rule 13d-3(d), which shares represent 61.36% of the Outstanding Class A Shares. Pam Holding beneficially owns 81.07% of the combined outstanding Class A Shares and Class B Shares as of the date hereof based on information obtained from the Company.

            Integrity owns of record and beneficially a total of 7,208,547 Class A Shares, including 1334 Convertible Class B Shares as required by Rule 13d-3(d), which shares constitute approximately 61,36% of the Outstanding Shares. Integrity owns of record and beneficially 81.07% of combined outstanding Class A Shares and Class B Shares as of the date hereof based on information obtained from the Company.

            To the best knowledge of the Reporting Persons, the Related Persons beneficially own, in the aggregate, 14,000 Class A Shares, constituting 0.12% of the outstanding Class A Shares as of the date hereof based on information obtained from the Company, as follows:

Name                                     Number of Shares
----                                     ----------------
Costas Panagopoulos                           4,000
Dimitri Stylianou                            10,000
Others                                            0

            (b) Integrity is a majority owned subsidiary of Pam Holding, and, therefore, shares voting and dispositive power with Pam Holding over the Class A Shares and Class B Shares owned of record by Integrity. Maria A. Angelicoussis may be deemed to share with Pam Holding the power to vote and the power to dispose of the Class A Shares and Class B Shares beneficially owned by Pam Holding as a result of her beneficial ownership of all of the outstanding shares of the capital stock of Pam Holding.

            (c) Between May 3, 2001 and October 9, 2001, Integrity acquired a total of 4,118,323 Class A Shares as a result of the acquisitions made from ASGL, the Kanellakis family interests and Devereux. On May 3, 2001, Integrity purchased 3,347,792 Class A Shares from ASGL for $9 per share in a privately negotiated transaction. Also on May 3, 2001, Integrity purchased 640,531 Class A Shares from the Kanellakis interests for $6 per share in a privately negotiated transaction. Additionally, on May 4, 2001 Integrity purchased 130,000 Class A Shares from Devereux for $6 per share in a privately negotiated transaction.

            (d) Not applicable.

            (e) As of May 3, 2001, ASGL ceased to be the beneficial owner of more than five percent of the Company's Class A Shares.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            As of the date hereof, there were no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in
Item 2 or between any such persons and any other person with respect to any securities of the Company except for those agreements referred to or described above.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement, dated December 31, 1989, between Angelicoussis Shipholding Group Limited and Maria A. Angelicoussis, filed as Exhibit (a) of the initial statement on Schedule 13D, dated December 31, 1989, is hereby incorporated by reference as an exhibit to this Amendment No. 18 to Schedule 13D.

2. Joint Filing Agreement dated October 9, 2001 among Angelicoussis Shipholding Group Limited, Pam Holding & Trust Limited, Maria A. Angelicoussis and Anangel Integrity Compania Naviera S.A.

                                                                      SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                   ANGELICOUSSIS SHIPHOLDING GROUP LIMITED

            Except as otherwise indicated, the address of the director and executive officers listed below is Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece.

NAME/CITIZENSHIP            POSITION                   PRINCIPAL OCCUPATION/
                                                       ADDRESS

John Angelicoussis          Director/Chairman          Chairman of the Board of
Greece                                                 Directors and President,
                                                       Anangel-American
                                                       Shipholding Limited

Christos Kanellakis         Director/President         Director and President,
Greece                                                 Angelicoussis
                                                       Shipholding Group Limited

Anna Kanellakis             Director/Vice President    Director and Vice
Greece                                                 President,
                                                       Angelicoussis Shipholding
                                                       Group Limited

Demetrios Stylianou         Director/Treasurer         Chief Financial Officer,
Greece                                                 Anangel-American
                                                       Shipholdings Limited

Costas Panagopoulos         Director/Secretary         Director and Assistant
Greece                                                 Secretary,
                                                       Anangel-American
                                                       Shipholdings Limited

Richard Pearman             Director                   Conyers, Dill & Pearman
Bermuda                                                Clarendon House,
                                                       2 Church Street,
                                                       P.O. Box HM1022,
                                                       Hamilton HMDX, Bermuda

Nicholas Trollope           Director                   Conyers, Dill & Pearman
Bermuda                                                Clarendon House,
                                                       2 Church Street,
                                                       P.O. Box HM1022,
                                                       Hamilton HMDX, Bermuda

                                                                      SCHEDULE B

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           PAM HOLDING & TRUST LIMITED

            Except as otherwise indicated, the address of the director and executive officers listed below is Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece.

NAME/CITIZENSHIP            POSITION                   PRINCIPAL OCCUPATION/
                                                       ADDRESS

Maria A. Angelicoussis      Director/President         Director and President,
Greece                                                 Pam Holding & Trust
                                                       Limited

George Chalkias             Director/Treasurer/        Legal Advisor
Greece                      Secretary

Costas Panagopoulos         Director/Vice President    Director and Assistant
Greece                                                 Secretary,
                                                       Anangel-American
                                                       Shipholdings Limited

                                                                      SCHEDULE C

                         DIRECTORS AND EXECUTIVE OFFICER
                                       OF
                   ANANGEL INTEGRITY COMPANIA NAVIERA S.A.

            The address of the directors and executive officers listed below is Sygrou Avenue 354, Kallithea, Athens, GR 176-74, Greece.

NAME/CITIZENSHIP            POSITION                   PRINCIPAL OCCUPATION

Demetrios Stylianou         Director/President         Chief Financial Officer,
Greece                                                 Anangel-American
                                                       Shipholdings Limited

Costas Panagopoulos         Director/Vice              Director and Assistant
Greece                      President/Secretary        Secretary,
                                                       Anangel-American
                                                       Shipholdings Limited

John Angelicoussis          Director/Treasurer         Chairman of the Board of
Greece                                                 Directors and President,
                                                       Anangel-American
                                                       Shipholding Limited

                                  EXHIBIT INDEX

Exhibit       Description                                         Page
-------       -----------                                         ----

1.            Joint Filing Agreement, dated December 31, 1989,    N/A
              between Angelicoussis Shipholding Group Limited and Maria A. Angelicoussis, filed as Exhibit (a) of the initial statement on Schedule 13D, dated
              December 31, 1989, is hereby incorporated by reference as an exhibit to this Amendment No. 18 to Schedule 13D.

2. Joint Filing Agreement dated October 9, 2001, among Angelicoussis Shipholding Group Limited, Pam Holding & Trust Limited, Maria A. Angelicoussis and Anangel Intergrity Compania Naviera S.A.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ANGELICOUSSIS SHIPHOLDING GROUP LIMITED



                                       By:    /s/ John A. Angelicoussis
                                              -------------------------------
                                       Name:  John A. Angelicoussis
                                       Title: Director/Chairman

Dated:  October 9, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       PAM HOLDING & TRUST LIMITED



                                       By:    /s/ Maria A. Angelicoussis
                                              -------------------------------
                                       Name:  Maria A. Angelicoussis
                                       Title: Director/President

Dated:  October 9, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       By:    /s/ Maria A. Angelicoussis
                                              -------------------------------
                                       Name:  Maria A. Angelicoussis

Dated:  October 9, 2001

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ANANGEL INTEGRITY COMPANIA NAVIERA S.A.



                                       By:    /s/ Demetrios Stylianou
                                              -------------------------------
                                       Name:  Demetrios Stylianou
                                       Title: Director/President

Dated:  October 9, 2001